NEWS RELEASE

Jet Metal Transitions to TSX Venture Exchange

November 22, 2013	(TSX: JET) (OTCQB: JETMF)

Jet Metal Corp. (TSX: JET) (OTCQB: JETMF) (the “Company”) announces that it plans to voluntarily delist its common shares from the Toronto Stock Exchange (“TSX”) and transition to the TSX Venture Exchange (“TSX Venture”) in a manner that will provide uninterrupted trading for the Company’s securities. As stated in the Company’s news release dated July 26, 2013, the Company does not meet the TSX's continued listing requirement with respect to its market capitalization. Subject to final approval of the TSX Venture, the Company expects to commence trading on the TSX Venture prior to the end of 2013. The Company will issue a news release once the TSX Venture confirms the ticker symbol that Jet Metal Corp will trade under, as well as the date that trading will commence.

About Jet Metal Corp.

The Company is a uranium and vanadium explorer and developer with projects across North America. The mineralization identified at its CMB project, located in Newfoundland and Labrador, Canada, is open for expansion both along strike and at depth. The Company also holds a majority interest and is the operator of the Bootheel Project in Wyoming, USA, which has the potential to be mined using in-situ recovery methods. The Jet Metal team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

For more information on Jet Metal and its properties, please visit the website at www.jetmetalcorp.com.

ON BEHALF OF THE BOARD

"Jim Crawford"
President & CEO

For Investor Relations, please call:
T: 604-681-8030 x.240
F: 604-681-8039
E: info@jetmetalcorp.com
www.jetmetalcorp.com

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things, the successful delisting of the Company from the Toronto Stock Exchange, the successful listing of the Company on the TSX Venture Exchange, and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.